Exhibit 99.2

TENDER / PURCHASE AGREEMENT

between

Marck KGaA, Frankfurtar Strasse 250, 64293 Darmatedt

—hereinafter the “Seller”—

Dritte BV GmbH, Kelsor-Wilheim-Alloe 1, 51373 Leverkusen

—hereinafter the “Buyer”—

Bayer AG, 5138B Leverkusen

—hereinafter “Beyer”—

Preamble

(1)                                  The Seller owns 41,529,770 shares (WKN 717200) (the “Shares”) in Schering AG with its registered seal in Berlin (the “Company”).

(2)                                  The Seller intends to tender the Shares into the tender offer launched by the Buyer on April 13, 2006 (the “Offer”) and in case the Offer is not successful, to sell the Shares in the Company to the Buyer

(3)                                  The Buyer, Bayer and the Seller shall together be referred to as the “Parties” and each as a “Party”

Now, therefore, the Parties agree as follows:

§ 1 Tender Obligation

The Seller shall be obligated to tender the Shares into the Offer and submit a declaration of acceptance pursuant to the procedures described in the Offer document until the end of the offer period.

§ 2 Sale of Shares

If the conditions of the Offer will not have been satisfied at the expiration of the Offer and therefore the Offer will not have been successful, the Seller hereby agrees to sell to the Buyer the Shares (the “Outside Purchase”). The Buyer hereby accepts such purchase. The Shares shall be sold together with all ancillary rights including the entitlement to dividends.

§ 3 Purchase Price

The purchase price payable to the Seller per Share for the Outside Purchase shall be EUR 89.00, i.e. EUR 3,696,149,530 in the aggregate (the “Purchase Price”). For the avoidance of doubt, it is the common understanding of the parties that the consideration under the Offer amounts at least to EUR 89.00.

§ 4 Transfer of Shares

(1)                                  In case of an Outside Purchase, the Seller and Buyer agree on the transfer of the Shares to the Buyer, subject to payment of the Purchase Price pursuant to § 3. The Seller shall irrevocably instruct its depositary bank to transfer the Shares by way of securities transfer (by the Clearstream/CASCADE system by RTS) into the securities account as stated below by not later than June 23, 2006, 5 p.m. German time against payment of the Purchase Price pursuant to § 3.

Comerzbank Clearstream
Account 7004 (for further credit of Dritte BV GmbH Leverkusen)
Account no 4404950/00

(2)                                  The Buyer shall pay the Purchase Price no later than June 23, 2006, 5 p.m. to the following bank account of the Seller.

Sort code: BLZ 508 700 05

SWIFT DEUTDEFF608

IBAN DE53608700060021015100

Deutsche Bank Darmstadt

Account no.:210 161 00

stating the payment purpose: Transfer of Schering Shares

§ 5 Representation

The Seller represents that as of the day of the transfer of the Shares it is the sole owner of the Shares and that such Shares are free of any third-party rights and claims and not subject to any restraints on disposal.

§ 6 Release

The Buyer and Bayer, on their own behalf and on behalf of their agents, representatives, directors, officers, affiliated entities (verbundene Untemehmen as defined in Section 16 of the German Stock Corporation Act (Aktiengesetz)) successors and assigns (together the “Bayer Related Parties”), hereby irrevocably release and forever discharge Seller, along with its parents, owners, stockholders, agents, representatives, directors, officers, affiliated entities (verbundene Untemehman as defined in Section 15 of the German Stock Corporation Act (Aktiengesetz)), successors and assigns (the “Seller Related Parties”), and the Seller Related Parties hereby release the Bayer Related Parties, of and from any and all claims, counterclaims, demands, actions, cause of action, damages, liabilities, losses payments, obligations, costs and expenses (including, without limitation, attorneys’ fees and costs) of any kind or nature, past, present, or future, fixed or contingent, direct or indirect, in law or in equity, several or otherwise, known or unknown, suspected or unsuspected, under the laws of any state, nation or territory, arising out of or relating to the acquisition of shares in Schering Aktiengesellsechaft by the Seller through and including the date hereof and the disposition (for the avoidance of doubt: notwithstanding the disposition under this Agreement) of, and any disclosures concerning such shares, including but not limited to any claims that were or could have been assorted in the action captioned Bayer Aktiengesellschaft and Dritte BV GmbH v. E. Merck OHG, Merck kGaA and Merck Vierte Allgemeine Betellqunsgesellschaft mbH, Civil Action No. 06 CV 4475. In the United States District Court for the Southern District of New York. the Parties further agree that except as required by law neither the Bayer Related Parties nor the Seller Related Parties will support or encourage any other person to take any legal action under the laws of any state, nation or territory, against any of the Seller Related Parties or, respectively, the Bayer Related Parties, with respect to the subject matter of this Release. This Release shall be effective upon Seller’s tender of the Shares referenced in Section 1 above or Seller’s sale of the Shares referenced in Section 2 above, as applicable. Each Party specifically waives the benefits of California Civil Code Section 1542, which provides that a general release does not extent to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement, or any similar statutory or common law of any state, nation or territory of similar effect (without conceding that any law but that chosen herein is applicable hereto).  The Parties acknowledge that they may hereafter discover facts in addition to, or different from, those which they now believe to be true with respect to the subject matter of the claims released herein, but agree that they have taken that possibility into account in reaching this Release, and that the releases given herein shall be and remain in effect notwithstanding the discovery or existence of any such additional or different facts as to which the Parties expressly assume the risk; provided, however, that nothing in the releases contained herein shall operate to bar any claim for breach of this Agreement.

§ 7 Applicable Law

This agreement is governed by the law of the Federal Republic of Germany.

§ 8 Severability/Miscellaneous

Should any provision of this agreement be or become invalid, voidable and/or impracticable in whole or in part—for whatsoever reason—the validity and practicability of the remaining provisions of this agreement shall not be affected thereby.  The invalid, voidable and/or impracticable provision shall be deemed to be replaced by such valid and practicable provision which comes closest to the economic purpose by the Parties with the invalid, voidable and/or impracticable provision.

Amendment to this Agreement shall only be made in writing.  Each party shall bear the cost incurred by it in connection with this Agreement.

Leverkusen, June 14, 2006	Leverkusen, June 14, 2006

Dritte BV GmbH	Bayer AG
Kaiser-Wilhelm-Allee 1	51368 Leverkusen
51373 Leverkusen

Dermstadt, June 14, 2006

Merck KG&A
Frankfurter Strasse 250
64293 Darmstadt